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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment Number 6)

                            First Financial Bancorp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    320209109
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).



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                                  SCHEDULE 13G

CUSIP No. 320209109

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
     First Financial Bancorp.
     I.R.S. ID No. 31-1042001

2.   Check the Appropriate Box if a Member of a Group
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     Ohio

                               5.   Sole Voting Power
                                    8,322,354
  Number of Shares
 Beneficially Owned            6.   Shared Voting Power
     by Each                        0
    Reporting
   Person with:                7.   Sole Dispositive Power
                                    2,268,130

                               8.   Shared Dispositive Power
                                    5,720,731

9.   Aggregate Amount Beneficially Owned By Each Reporting Person
     8,381,730

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.  Percent of Class Represented by Amount in Row (9) 18.11%

12.  Type of Reporting Person
     HC



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                                  SCHEDULE 13G

CUSIP No. 320209109

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
     First Financial Bank, N.A.
     I.R.S. ID No. 31-0308605

2.   Check the Appropriate Box if a Member of a Group
     (a) [  ]
     (b) [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     U.S.A.


                               5.   Sole Voting Power
                                    8,092,899
  Number of Shares
 Beneficially Owned            6.   Shared Voting Power
     by Each                        0
    Reporting
   Person with:                7.   Sole Dispositive Power
                                    2,105,799

                               8.   Shared Dispositive Power
                                    5,653,607

9.   Aggregate Amount Beneficially Owned By Each Reporting Person
     8,152,275

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.  Percent of Class Represented by Amount in Row (9) 17.617%

12.  Type of Reporting Person
     BK


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Item 1(a)     Name of Issuer:
              First Financial Bancorp.

Item 1(b)     Address of Issuer's Principal Executive Offices:
              300 High Street
              Hamilton, Ohio 45011

Item 2(a)     Name of Person(s) Filing:
              First Financial Bancorp.
              First Financial Bank, N.A.

Item 2(b)     Address of Principal Business Office:
              300 High Street
              Hamilton, Ohio 45011

Item 2(c)     Citizenship:
              Ohio

Item 2(d)     Title of Class of Securities:
              Common Stock

Item 2(e)     CUSIP Number:
              320209109

Item 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether filing person(s) is (are):

(a)    [ ]   Broker or dealer registered under Section 15 of the Act.
(b)    [x]   Bank as defined in Section 3(a)(6) of the Act.
(c)    [ ]   Inurance company as defined in Section 3(a)(19) of the Act.
(d)    [ ]   Investment company registered under Section 8 of the Investment
             Company Act.
(e)    [ ]   Investment adviser registered under Section 203 of the Investment
             Advisers Act of 1940.
(f)    [ ]   Employee benefit plan, pension fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or
             endowment fund; see Rule 13d-1(b)(1)(ii)(F).
(g)    [x]   Parent Holding Company in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)    [ ]   Savings associations as defined in Section 3(b) of the Federal
             Deposit Insurance Act
(i)    [ ]   a church plan that is excluded from the definition of an
             investment company under Section 3(c)(14) of the Investment
             Company Act of 1940
(j)    [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



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Item 4    Ownership

(a)    Amount Beneficially Owned: 8,381,730

(b)    Percent of Class: 18.11%

(c)    Number of Shares as to which First Financial Bancorp. has:

       (i)   Sole power to vote or direct the vote: 8,322,354

       (ii)  Shared power to vote or direct the vote: 0

       (iii) Sole power to dispose or to direct the disposition of: 2,268,130

       (iv)  Shared power to dispose or to direct the disposition of: 5,720,731

       Number of Shares as to which First Financial Bank, N.A. has:

       (i)   Sole power to vote or direct the vote: 8,092,899

       (ii)  Shared power to vote or direct the vote: 0

       (iii) Sole power to dispose or to direct the disposition of: 2,105,799

       (iv)  Shared power to dispose or to direct the disposition of: 5,653,607

Item 5    Ownership of Five Percent or Less of a Class
          N/A

Item 6    Ownership of More than Five Percent on Behalf of Another Person
          The securities covered by this Schedule are held in trust, agency or custodial capacities by First Financial Bank, N.A. and two additional wholly owned bank subsidiaries of First Financial Bancorp. The two additional bank subsidiaries each hold less than one percent of the shares of First Financial Bancorp. To their knowledge, no person has the right to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of such securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company First Financial Bancorp. is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G); First Financial Bank, N.A., its wholly owned subsidiary, is a Bank, as defined in Section 3(a)(6) of the Act. See Exhibit 1.


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Item 8    Identification and Classification of Members of the Group
          N/A

Item 9    Dissolution of Group
          N/A

Item 10   Certification

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Date:  January 14, 2005            First Financial Bancorp.



                                   By:  /s/ C. Douglas Lefferson
                                   ----------------------------------------
                                        C. Douglas Lefferson
                                        Executive Vice President and
                                        Chief Financial Officer


                                   First Financial Bank, N.A.



                                   By:  /s/ Mark W. Immelt
                                   ------------------------------------------
                                        Mark W. Immelt
                                        President and Chief Executive Officer






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                                    EXHIBIT 1


Identification of Subsidiary    Item 3 Classification

First Financial Bancorp.        Parent Holding Company in accordance with Rule
                                13d-1(b)(1)(ii)(G)

First Financial Bank, N.A.      Bank as defined in Section 3(a)(6) of the Act






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